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                                                                      EXHIBIT A


                                        BY-LAWS

                                          OF

                      LONG ISLAND PHYSICIAN HOLDINGS CORPORATION



                              ARTICLE III - SHAREHOLDERS

SECTION 1.  LIMITATION ON HOLDERS OF VOTING STOCK:


              (a) The certificate of incorporation of LIPHC authorizes the issuance of 2,500,000 shares of Class A Common Stock, par value $.001 per share (the "Class A Common Stock"). The Class A Common Stock has full voting rights. Except as set forth in Subsection 1(c) below, the opportunity to hold shares of Class A Common Stock shall be extended to bona fide residents of New York State who are primary care physicians and specialty care physicians duly licensed by the State of New York, who are office-based practitioners on Long Island and who are not full-time employees of a facility or organization licensed under Articles 28 or 44 of the Public Health Law of the State of New York. For purposes of these by-laws, a "Primary Care Physician" shall include any family medicine, general internal medicine, emergency medicine or pediatric practitioner otherwise meeting the above requirements for holding shares of Class A Common Stock. A "Specialty Care Physician" is any other physician, psychiatrist and oral and maxillofacial surgeon who otherwise meets the above requirements for holding shares of Class A Common Stock.


              (b) No holder of Class A Common Stock shall be entitled to hold more than one (1) share of Class A Common Stock at any time. In the event that any holder of LIPHC Common Stock or any other person or entity should acquire any shares of Class A Common Stock and such shareholder or other person or entity already owns a share of Class A Common Stock, any subsequently acquired shares of Class A Common Stock automatically shall be exchanged for a like number of shares of Class B Common Stock of LIPHC.


              (c) The opportunity to hold shares of Class A Common Stock shall be extended to bona fide residents of New York who are psychologists, general dentists, specialty dentists (other than oral and maxillofacial surgeons), podiatrists and chiropractors who are members in good standing of one of the Practice Associations affiliated with LIPHC, and are office-based, New York state licensed practitioners not employed on a full-time basis by any facility or entity licensed by Articles 28 or 44 of the Public Health Law of the State of New York ("Non-physician").

              (d) The certificate of incorporation of LIPHC, as amended, authorizes the issuance of 2,500,000 shares of Class C Common Stock, par value $.001 per share (the "Class C Common Stock"). The Class C Common Stock has voting rights except that holders of Class C Common Stock cannot vote for the election of directors of LIPHC. The opportunity to hold shares of Class C Common Stock may be extended only to stockholders of MDNY Healthcare, Inc., a New York corporation, on terms approved by the shareholders of the Corporation.


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                           ARTICLE IV - BOARD OF DIRECTORS

SECTION 1.  NUMBER, QUALIFICATION AND TERM OF OFFICE OF DIRECTORS:


         The Board of Directors of the Corporation shall consist of forty (40) members. To the extent practicable, it shall be the objective to nominate a Board that is representative of both Primary Care Physicians and Specialty Care Physicians. Non-physicians cannot, as a group, hold more than twenty (20%) percent of the seats on the Corporation's Board of Directors. The number of directors may be increased or decreased by action of a majority of the entire board subject to the limitation that no decrease shall shorten the term of any incumbent director.


         Each director shall be a shareholder of the Corporation, and shall serve a term as director of three years, unless such director is removed or resigns in accordance with applicable statutes, the certificate of incorporation or these by-laws.